UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

THIRD QUARTERLY REPORT 2011

This announcement is made by the Company pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the third quarter of 2011 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission (the “CSRC”) in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the third quarter of 2011 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this report does not contain any false information, misleading statement or material omission, and accept joint and several responsibility for the truthfulness, accuracy and completeness of the contents of this report.

All directors of the Company attended the meeting of the Board.

Name of person-in-charge of the Company:	Liu Shaoyong
Name of officer-in-charge of accounting:	Ma Xulun
Name of officer-in-charge of the accounting department (accounting officer):	Wu Yongliang

Liu Shaoyong, the person-in-charge of the Company, Ma Xulun, the officer-in-charge of accounting of the Company, and Wu Yongliang, the officer-in-charge of the accounting department (accounting officer) of the Company, hereby confirm that the financial statements forming part of this quarterly report are true and complete.

2.	BASIC PARTICULARS OF THE COMPANY

2.1	Main accounting data and financial indicators

			Currency: RMB

			Increase/
			decrease as at
			the end of the
	As at		reporting period
	the end of	As at	compared with
	the reporting	the end of	the end of
	period	last year	last year
			(%)

Total assets (RMB’000)	112,431,086	100,810,117	11.53
Owners’ equity (or shareholders’ equity) (RMB’000)	21,181,390	15,577,109	35.98
Net assets per share attributable to the shareholders of listed company (RMB per share)	1.8784	1.3814	35.98

	From the	Increase/
	beginning	decrease
	of the year to	compared
	the end of the	with the
	reporting period	same period
	(Jan to Sept)	last year
(%)

Net cash flow generated from operating activities (RMB’000)	12,047,206	21.42
Net cash flow generated from operating activities per share (RMB per share)	1.0683	19.60

			Increase/
		From the	decrease for
		beginning of	the reporting
		the year to	period
		the end of	compared
	Reporting	the reporting	with the
	period	period	same period
	(July to Sept)	(Jan to Sept)	last year
			(%)

Net profit attributable to shareholders of listed company (RMB’000)	3,308,042	5,759,772	4.85
Basic earnings per share (RMB per share)	0.2934	0.5108	4.85
Basic earnings per share after deducting non-recurring profit and loss (RMB per share)	0.2906	0.5007	1.61
Diluted earnings per share (RMB per share)	0.2934	0.5108	4.85
Weighted average return on equity (%)	16.83	31.21	Decrease by 6.3 percentage points
Weighted average return on equity after deducting non-recurring profit and loss (%)	16.68	30.69	Decrease by 6.97 percentage points

After deducting non-recurring profit and loss and relevant amounts:

Unit: ’000
Currency: RMB

Amount from
the beginning of
the year to
the end of the
reporting period
Item	(Jan to Sept)

Gains or losses from disposal of non-current assets	-3,054
Non-operating incomes and expenses other than the above	118,402
Effect on income tax	-1,500
Effect on minority interests (net of tax)	-698

Total	113,150

2.2	The total number of the Company’s shareholders and the shareholdings of the10 largest holders of shares not subject to selling moratorium as at the end of the reporting period

Unit: Shares

The total number of the Company’s shareholders as at the end of the reporting period	290,534

Shareholding of the 10 largest holders of circulating shares not subject to selling moratorium

	Number of
	circulating
	shares not
	subject to selling
	moratorium held
	at the end of
Name of shareholders (in full)	the period	Class

HKSCC NOMINEES LIMITED (including CES Global Holdings (Hong Kong) Limited)	2,040,333,299	Overseas listed foreign shares
Shanghai Alliance Investment Limited (上海聯和投資有限公司)	427,085,429	RMB ordinary shares
China National Aviation Fuel Holding Co. (中國航空油料集團公司)	421,052,632	RMB ordinary shares
Aerospace Capital Holding Co. Ltd. (航天投資控股有限公司)	99,088,580	RMB ordinary shares
Sinotrans Air Transportation Development Co. Ltd. (中外運空運發展股份有限公司)	83,157,894	RMB ordinary shares
Jin Jiang International Holdings Company Limited (錦江國際（集團）有限公司)	54,400,000	RMB ordinary shares
Bank of China Group Investment Limited (中銀集團投資有限公司)	21,997,755	RMB ordinary shares
中國建設銀行－華夏紅利混合型 開放式證券投資基金	20,239,403	RMB ordinary shares
泰康人壽保險股份有限公司－分紅 －個人分紅－019L－FH002滬	18,877,904	RMB ordinary shares
上海輕工業對外經濟技術合作 有限公司	18,574,343	RMB ordinary shares

3.	IMPORTANT MATTERS

3.1	The details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

✓Applicable  ☐ Not applicable

Items	Change	Reasons for change
	(%)

Monetary capital	63.46	Primarily due to the increase in sale revenue of the company.

Prepayments	54.36	Primarily due to the increase in prepaid engineering monies and equipment procurement monies of the Company.

Construction in progress	51.28	Primarily due to the increase in the Company’s prepayments for aircraft.

Notes payable	-46.55	Primarily due to the reduction in the use of notes payable.

Account collected in advance	33.58	Primarily due to the increase in sale revenue.

Other payables	38.98	Primarily due to the increase in fuel surcharges received as agent and the deposit in respect of ticketing agency.

Finance expenses	-178.64	Primarily due to the substantial increase in exchange gain arising from the appreciation of Renminbi.

Gain and losses arising from change in fair value	-106.37	Primarily due to the decrease in the exposure volume of aviation fuel.

Income tax expenses	172.58	Primarily due to the increase in total profit.

Cash paid to and on behalf of staff	30.34	Primarily due to the increase in labour cost arising from the increase in production volume.

Net cash recovered from the disposal of fixed assets, intangible assets and other long-term assets	-67.37	Primarily due to the disposal of aircraft in 2010.

Cash received from investment	122.19	Primarily due to the increase in capital of subsidiaries during the reporting period.

Cash paid for other fund raising activities	-38.41	Primarily due to the decrease in payment of pledged deposits during the period.

3.2	Analysis of the progress of other significant events and their effects and proposed solutions

☐ Applicable  ✓  Not applicable

3.3	The status of implementation of the matters undertaken by the Company, shareholders and the ultimate controller

✓Applicable ☐ Not applicable

For the related undertakings, please refer to the status of implementation of the matters undertaken by the Company in full text of the Company’s interim report 2011 which was released on 29 August 2011 on the respective websites of the Shanghai Stock Exchange and of the Company. There are no additional undertakings during the reporting period.

3.4
Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

☐ Applicable  ✓ Not applicable

3.5	Implementation of cash dividend policy during the reporting period

There is no cash dividend during the reporting period.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Li Yangmin	(Director, Vice President)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China
30 October 2011

4.	APPENDICES

4.1
Consolidated Balance Sheet
30 September 2011
Prepared by: China Eastern Airlines Corporation Limited
Amounts expressed in RMB’000
Unaudited

	Balance
	at the end	Balance at
	of the reporting	the beginning
Item	period	of the year

Current assets:
Monetary capital	8,217,551	5,027,358
Settlement reserves payable
Deposits with banks and other financial institutions
Derivative financial assets	17,971	71,051
Notes receivable
Trade receivables	2,652,925	2,127,446
Prepayments	1,102,559	714,274
Premiums receivable
Receivables from reinsurers
Reinsurance deposits receivable
Interest receivables	12,359	16,229
Dividends receivable	6,761	6,633
Other receivables	2,964,663	2,470,738
Buying back the sale of financial assets
Inventory	1,472,608	1,286,898
Non-current assets due within one year
Other current assets

Total current assets	16,447,397	11,720,627

4.1
Consolidated Balance Sheet (Cont'd)
30 September 2011
Prepared by: China Eastern Airlines Corporation Limited
Amounts expressed in RMB’000
Unaudited

	Balance
	at the end	Balance at
	of the reporting	the beginning
Item	period	of the year

Non-current assets:
Entrusted loans and advances
Financial assets available for sale	1,797	5,469
Held-to-maturity investments	1,000,000
Long-term receivables
Long-term equity investment	1,490,657	1,450,375
Properties held for investment
Fixed assets	70,047,793	68,109,022
Construction in progress	11,190,424	7,397,241
Construction materials
Disposal of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	1,811,195	1,822,043
Development expenses
Goodwill	8,509,030	8,509,030
Long-term deferred expenses	1,177,748	1,141,249
Deferred income tax assets	21,982	44,195
Other non-current assets	733,063	610,866

Total non-current assets	95,983,689	89,089,490

Total assets	112,431,086	100,810,117

4.1
Consolidated Balance Sheet (Cont'd)
30 September 2011
Prepared by: China Eastern Airlines Corporation Limited
Amounts expressed in RMB’000
Unaudited

	Balance
	at the end	Balance at
	of the reporting	the beginning
Item	period	of the year

Current liabilities:
Short-term borrowings	11,449,140	11,193,078
Borrowing from Central Bank
Deposits from customers and other banks
Advances from banks and other financial institutions
Derivative financial liabilities	380,398	316,407
Notes payable	788,577	1,475,458
Trade payables	11,887,850	9,469,215
Account collected in advance	3,992,033	2,988,527
Financial assets sold under agreements to repurchase
Handling charges and commissions payable
Staff remuneration payable	2,586,452	3,205,957
Taxes payable	1,889,842	1,519,385
Interest payable	147,388	157,984
Dividends payable	1,153
Other payables	3,092,025	2,224,869
Amounts due to reinsurers
Insurance deposits payable
Securities trading agency fees
Securities underwriting fees
Non-current liabilities due within one year	8,815,073	6,925,473
Other current liabilities

Total current liabilities	45,029,931	39,476,353

4.1
Consolidated Balance Sheet (Cont'd)
30 September 2011
Prepared by: China Eastern Airlines Corporation Limited
Amounts expressed in RMB’000
Unaudited

	Balance
	at the end	Balance at
	of the reporting	the beginning
Item	period	of the year

Non-current liabilities:
Long-term borrowings	20,908,752	23,354,997
Bonds payable
Long-term payables	19,649,330	20,291,474
Bonds payable	2,500,000
Special items payable	48,133	113,120
Expected liabilities
Deferred income tax liabilities	29,601	51,814
Other non-current liabilities	1,081,430	946,182

Total non-current liabilities	44,217,246	44,757,587

Total liabilities	89,247,177	84,233,940

Owners’ equity (or shareholders’ equity):
Paid-up capital (or share capital)	11,276,539	11,276,539
Capital reserves	15,497,529	15,653,020
Less: Treasury shares
Special reserves
Surplus reserves
Provision for ordinary risks
Undistributed Profits	-5,592,678	-11,352,450
Exchange difference in foreign currency statements
Total equity attributable to equity holders of parent company	21,181,390	15,577,109
Minority interests	2,002,519	999,068

Total equity holders’ equity	23,183,909	16,576,177

Total liabilities and equity holders’ equity	112,431,086	100,810,117

Legal representative of the Company: Liu Shaoyong
Officer-in-charge of accounting: Ma Xulun
Officer-in-charge of the accounting department: Wu Yongliang

4.1
Balance Sheet of Parent Company
30 September 2011
Prepared by: China Eastern Airlines Corporation Limited
Amounts expressed in RMB’000
Unaudited

	Balance
	at the end	Balance at
	of the reporting	the beginning
Item	period	of the year

Current assets:
Monetary capital	1,898,734	2,407,347
Derivative financial assets	17,971	71,051
Notes receivable
Trade receivables	1,798,515	2,545,900
Prepayments	313,534	340,451
Interest receivables	12,827	15,754
Dividends receivable	6,633	6,633
Other receivables	4,046,619	3,674,505
Inventory	1,201,792	1,033,280
Non-current assets due within one year
Other current assets

Total current assets	9,296,625	10,094,921

Non-current assets:
Financial assets available for sale		3,672
Held-to-maturity investments	1,000,000
Long-term receivables
Long-term equity investment	8,747,823	6,010,170
Properties held for investment
Fixed assets	49,043,425	51,291,911
Construction in progress	10,178,984	7,049,151
Construction materials
Disposal of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	759,058	751,373
Development expenses
Goodwill	8,509,030	8,509,030
Long-term deferred expenses	717,921	681,096
Deferred income tax assets
Other non-current assets	267,069	233,703
Total non-current assets	79,223,310	74,530,106

Total assets	88,519,935	84,625,027

4.1
Balance Sheet of Parent Company (Cont'd)
30 September 2011
Prepared by: China Eastern Airlines Corporation Limited
Amounts expressed in RMB’000
Unaudited

Item	Balance at the end of the reporting period	Balance at the beginning of the year

Current liabilities:
Short-term borrowings	9,603,070	9,243,291
Derivative financial liabilities	380,398	316,407
Notes payable	788,577	991,637
Trade payables	8,593,068	7,576,277
Account collected in advance	3,102,787	2,298,086
Staff remuneration payable	1,859,076	2,700,544
Taxes payable	1,107,376	910,974
Interest payable	102,014	130,105
Dividends payable
Other payables	2,477,744	2,369,121
Non-current liabilities due within one year	6,861,686	5,330,951
Other current liabilities

Total current liabilities	34,875,796	31,867,393

Non-current liabilities:
Long-term borrowings	14,396,421	18,241,540
Bonds payable
Long-term payables	15,700,810	16,114,346
Special items payable	29,297	91,484
Expected liabilities
Deferred income tax liabilities
Other non-current liabilities	973,549	843,934

Total non-current liabilities	31,100,077	35,291,304

Total liabilities	65,975,873	67,158,697

4.1
Balance Sheet of Parent Company (Cont'd)
30 September 2011
Prepared by: China Eastern Airlines Corporation Limited
Amounts expressed in RMB’000
Unaudited

	Balance
	at the end	Balance at
	of the reporting	the beginning
Item	period	of the year

Owners’ equity (or shareholders’ equity):
Paid-up capital (or share capital)	11,276,539	11,276,539
Capital reserves	15,429,005	15,584,871
Less: Treasury shares
Special reserves
Surplus reserves
Provision for ordinary risks
Undistributed profits	-4,161,482	-9,395,080

Total owners’ equity (or shareholders’equity)	22,544,062	17,466,330

Total liabilities and owners’ equity (or shareholders’ equity)	88,519,935	84,625,027

Legal representative of the Company: Liu Shaoyong
Officer-in-charge of accounting: Ma Xulun
Officer-in-charge of the accounting department: Wu Yongliang

4.2

Consolidated Income Statement
Prepared by: China Eastern Airlines Corporation Limited
Amounts expressed in RMB’000
Unaudited

	Item	Amount for the reporting period (July to Sept)	Amount for the corresponding period of last year (July to Sept)	Amount from the beginning of the year to the end of the reporting period (Jan to Sept)	Amount from the beginning of last year to the end of the reporting period of last year (Jan to Sept)

1.	Total revenue	24,451,190	21,829,791	63,233,344	55,465,964
	Of which: Revenue	24,451,190	21,829,791	63,233,344	55,465,964
	Interest income
	Premiums earned
	Handling charges and commission income

2.	Total operating costs	21,270,200	18,731,581	58,072,148	50,951,116
	Of which: Operating costs	18,907,235	16,266,018	51,301,043	43,845,461
	Interest expenses
	Handling charges and commission expenses
	Payments on surrenders
	Net compensation expenses
	Net provision for insurance contract
	Insurance policy dividend expenses
	Reinsurance expenses
	Business taxes and surcharges	554,063	434,990	1,330,403	1,096,108
	Selling expenses	1,498,882	1,456,476	4,045,580	3,757,806
	General and administrative expenses	614,972	681,031	1,740,259	1,644,572
	Finance expenses	-309,658	-111,133	-385,063	526,045
	Assets impairment loss	4,706	4,199	39,926	81,124
	Add: Gains from changes in fair value (loss indicated by “-”)	-14,278	224,200	71,218	448,726
	Investment gains (loss indicated by “-”)	32,972	31,837	96,444	57,463
	Of which: Investment gains on associated companies and joint ventures
	Exchange gains (loss indicated by “-”)

4.2
Consolidated Income Statement (Cont'd)
Prepared by: China Eastern Airlines Corporation Limited
Amounts expressed in RMB’000
Unaudited

					Amount
				Amount	from the
				from the	beginning of
			Amount	beginning of	last year to
			for the	the year to	the end of
		Amount for	corresponding	the end of	the reporting
		the reporting	period of	the reporting	period
		period	last year	period	of last year
	Item	(July to Sept)	(July to Sept)	(Jan to Sept)	(Jan to Sept)

3.	Operating profit (loss indicated by “-”)	3,199,684	3,354,247	5,328,858	5,021,037
	Add: Non-operating income	259,327	101,978	785,468	611,535
	Less: Non-operating expenses	3,438	113,773	15,919	122,483
	Of which: Loss on disposal of non-current assets

4.	Total profits (total losses indicated by “-”)	3,455,573	3,342,452	6,098,407	5,510,089
	Less: Income tax expenses	63,213	23,191	185,286	71,478

5.	Net profit (net loss indicated by “-”)	3,392,360	3,319,261	5,913,121	5,438,611
	Net profit attributable to equity holders of parent company	3,308,042	3,154,877	5,759,772	5,099,067
	Minority interests	84,318	164,384	153,349	339,544

6.	Earnings per share:
	(1) Basic earnings per share	0.2934	0.2798	0.5108	0.4591
	(2) Diluted earnings per share	0.2934	0.2798	0.5108	0.4591

7.	Other comprehensive income

8.	Total comprehensive income
	Total comprehensive income attributable to equity holders of parent company
	Total comprehensive income attributable to minority interests

Legal representative of the Company: Liu Shaoyong
Officer-in-charge of accounting: Ma Xulun
Officer-in-charge of the accounting department: Wu Yongliang

4.2
Income Statement of Parent Company
Prepared by: China Eastern Airlines Corporation Limited
Amounts expressed in RMB’000
Unaudited

					Amount
				Amount	from the
				from the	beginning of
				beginning of	last year to
			Amount for the	the year to	the end of
		Amount for	corresponding	the end of	the reporting
		the reporting	period of	the reporting	period
		period	last year	period	of last year
	Item	(July to Sept)	(July to Sept)	(Jan to Sept)	(Jan to Sept)

1.	Revenue	13,930,494	13,437,445	38,363,130	33,264,863
	Less: Operating costs	10,179,425	9,954,384	30,457,133	26,491,206
	Business taxes and surcharges	320,532	247,897	779,964	621,566
	Selling expenses	1,030,233	963,259	2,732,601	2,370,991
	General and administrative expenses	325,211	427,835	980,435	975,066
	Finance expenses	-301,192	-95,767	-358,082	289,034
	Assets impairment loss	4,422	0	39,614	73,166
	Add: Gains from changes in fair value (loss indicated by “-”)	-14,278	219,876	71,218	439,765
	Investment gains (loss indicated by “-”)	23,188	101,932	450,926	122,358
	Of which: Investment gains on associated companies and joint ventures

2.	Operating profit (loss indicated by “-”)	2,380,773	2,261,645	4,253,609	3,005,957
	Add: Non-operating income	557,244	70,825	993,167	529,565
	Less: Non-operating expenses	2,411	8,460	13,178	15,263
	Of which: Loss on disposal of non-current assets

3.	Total profits (total losses indicated by “-”)	2,935,606	2,324,010	5,233,598	3,520,259
	Less: Income tax expenses

4.	Net profit (net loss indicated by “-”)	2,935,606	2,324,010	5,233,598	3,520,259

5.	Earnings per share:
	(1) Basic earnings per share
	(2) Diluted earnings per share

6.	Other comprehensive income

7.	Total comprehensive income

Legal representative of the Company: Liu Shaoyong
Officer-in-charge of accounting: Ma Xulun
Officer-in-charge of the accounting department: Wu Yongliang

4.3
Consolidated cash flow statement
Jan to Sept 2011
Prepared by: China Eastern Airlines Corporation Limited
Amounts expressed in RMB’000
Unaudited

			Amount from
		Amount from	the beginning of
		the beginning of	last year to
		the year to	the end of the
		the end of the	reporting period
		reporting period	of last year
	Item	(Jan to Sept)	(Jan to Sept)

1.	Cash flow from operating activities
	Cash received from sales of goods and provision of labour services	64,520,118	55,987,395
	Net increase in customer deposits and deposits with banks
	Net increase in loans from Central Bank
	Net increase in advances from other financial institutions
	Cash received from original insurance policy premium
	Net cash received from reinsurance operations
	Net increase in policyholders’ deposits and investment
	Net increase in disposal of derivative financial assets
	Interests, handling charges and commissions received
	Net increase in advances from banks and other financial institutions
	Net increase in repurchase of business funds
	Refund of taxes received
	Other cash received relating to operating activities	730,653	795,246

	Sub-total of operating cash inflow	65,250,771	56,782,641

	Cash paid for purchase of goods and receiving of labour services	41,562,268	37,650,195
	Net increase in customers deposits and advances
	Net increase in deposits with Central Bank and banks
	Compensation paid pursuant to original insurance contract and settled in cash
	Interest, handling charges and commission paid by cash
	Insurance policy dividend paid by cash
	Cash paid to and on behalf of staff	8,184,478	6,279,353
	Taxes paid	2,634,233	2,190,511
	Other cash paid for operating activities	822,586	741,028

	Sub-total of cash outflow from operating activities	53,203,565	46,861,087

	Net cash flows from operating activities	12,047,206	9,921,554

4.3
Consolidated cash flow statement (Cont'd)
Jan to Sept 2011
Prepared by: China Eastern Airlines Corporation Limited
Amounts expressed in RMB’000
Unaudited

			Amount from
		Amount from	the beginning of
		the beginning of	last year to
		the year to	the end of the
		the end of the	reporting period
		reporting period	of last year
	Item	(Jan to Sept)	(Jan to Sept)

2.	Cash flow from investment activities:
	Proceeds from the absorption of Shanghai Airlines		1,167,565
	Cash received from disposal of investment	56,298
	Proceeds from the absorption of Great Wall Airlines	210,062
	Investment income in cash	17,206	20,387
	Net cash recovered from disposals of fixed assets, intangible assets and other long- term assets	132,543	406,229
	Net cash received from disposal of subsidiaries and other operating units
	Other cash received from investing activities	266,496	387,879

	Sub-total of cash inflow from investing activities	682,605	1,982,060

	Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long term assets	9,245,718	10,182,792
	Investments paid in cash	1,277,376
	Net increase in pledged loans
	Net cash received from subsidiaries and other business units
	Other cash paid for investing activities	266,496	254,456

	Sub-total of cash outflow from investment activities	10,789,590	10,437,248

	Net cash flow from investment activities	-10,106,985	-8,455,188

4.3
Consolidated cash flow statement (Cont'd)
Jan to Sept 2011
Prepared by: China Eastern Airlines Corporation Limited
Amounts expressed in RMB’000
Unaudited

			Amount from
		Amount from	the beginning of
		the beginning of	last year to
		the year to	the end of the
		the end of the	reporting period
		reporting period	of last year
	Item	(Jan to Sept)	(Jan to Sept)

3.	Cash flow from fund raising activities:
	Proceeds received in cash from investments	1,004,500	452,100
	Of which: Cash received by subsidiaries from investment by minority shareholders
	Cash received from borrowings	17,962,131	23,336,070
	Proceeds received in cash from bonds issuance	2,500,000
	Other proceeds in cash from fund raising activities	1,015,051	1,272,405

	Sub-total of cash inflow from fund raising activities	22,481,682	25,060,575

	Cash paid for repayment of indebtedness	17,357,969	19,248,234
	Cash repayments for distribution of dividends, profits or payments of interest expense	1,433,606	1,306,111
	Of which: Dividend and profit paid by subsidiaries to minority shareholders
	Other cash paid for fund raising activities	1,980,001	3,214,702

	Sub-total of cash outflow from fund raising activities	20,771,576	23,769,047

	Net cash flow from fund raising activities	1,710,106	1,291,528

4.	Effect of changes in exchange rate on cash and cash equivalents	-20,903	-21,209

5.	Net increase in cash and cash equivalents	3,629,424	2,736,685
	Add:Balance of cash and cash equivalents at the beginning of the period	3,078,228	1,735,248

6.	Balance of cash and cash equivalents at the end of the period	6,707,652	4,471,933

Legal representative of the Company: Liu Shaoyong
Officer-in-charge of accounting: Ma Xulun
Officer-in-charge of the accounting department: Wu Yongliang

4.3
Cash flow statement of Parent Company
Jan to Sept 2011
Prepared by: China Eastern Airlines Corporation Limited
Amounts expressed in RMB’000
Unaudited

			Amount from
		Amount from	the beginning of
		the beginning of	last year to
		the year to	the end of the
		the end of the	reporting period
		reporting period	of last year
	Item	(Jan to Sept)	(Jan to Sept)

1.	Cash flow from operating activities:
	Cash received from sales of goods and provision of labour services	42,512,088	34,003,892
	Refund of taxes received
	Other cash received relating to operating activities	623,444	473,148

	Sub-total of operating cash inflow	43,135,532	34,477,040

	Cash paid for purchase of goods and receiving labour services	24,691,077	22,375,664
	Cash paid to and for employees	5,161,178	4,147,591
	Taxes paid	1,424,496	1,233,723
	Cash paid for other operating activities	588,656	3,463,658

	Sub-total of cash outflow from operating activities	31,865,407	31,220,636

	Net cash flows from operating activities	11,270,125	3,256,404

4.3
Cash flow statement of Parent Company (Cont'd)
Jan to Sept 2011
Prepared by: China Eastern Airlines Corporation Limited
Amounts expressed in RMB’000
Unaudited

			Amount from
		Amount from	the beginning of
		the beginning of	last year to
		the year to	the end of the
		the end of the	reporting period
		reporting period	of last year
	Item	(Jan to Sept)	(Jan to Sept)

2.	Cash flow from investment activities:
	Cash received from disposal of investment	56,426
	Investment income in cash	381,492	92,101
	Net cash received from disposals of fixed assets, intangible assets and other long- term assets	128,428	422,381
	Net cash recovered from disposal of subsidiaries and other operating units
	Cash received from other investing activities	266,479	372,165

	Sub-total of cash inflow from investment activities	832,825	886,647

	Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	8,268,453	8,377,850
	Investments paid in cash	2,171,500	724,981
	Net cash received from subsidiaries and other business units
	Other cash paid for investing activities		212,825

	Sub-total of cash outflow from investment activities	10,439,953	9,315,656

	Net cash flow from investment activities	-9,607,128	-8,429,009

4.3
Cash flow statement of Parent Company (Cont'd)
Jan to Sept 2011
Prepared by: China Eastern Airlines Corporation Limited
Amounts expressed in RMB’000
Unaudited

			Amount from
		Amount from	the beginning of
		the beginning of	last year to
		the year to	the end of the
		the end of the	reporting period
		reporting period	of last year
	Item	(Jan to Sept)	(Jan to Sept)

3.	Cash flow from fund raising activities:
	Proceeds received in cash from investments
	Cash received from borrowings	16,077,342	17,857,686
	Proceeds received in cash from bonds issuance
	Other proceeds in cash from fund raising activities	955,185	1,272,405

	Sub-total of cash inflow from fund raising activities	17,032,527	19,130,091

	Cash paid for repayment of indebtedness	15,177,401	10,370,450
	Cash repayments for distribution of dividends, profits or payments of interest expense	1,076,000	893,906
	Other cash paid for fund raising activities	2,267,041	2,939,170

	Sub-total of cash outflow from fund raising activities	18,520,442	14,203,526

	Net cash flow from fund raising activities	-1,487,915	4,926,565

4.	Effect of changes in exchange rate on cash and cash equivalents	-17,335	-15,428

5.	Net increase in cash and cash equivalents	157,747	-261,468
	Add: Balance of cash and cash equivalents at the beginning of the period	851,283	1,118,230

6.	Balance of cash and cash equivalents at the end of the period	1,009,030	856,762

Legal representative of the Company: Liu Shaoyong
Officer-in-charge of accounting: Ma Xulun
Officer-in-charge of the accounting department: Wu Yongliang

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 31, 2011	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary